NETCAPITAL INC.

1 Lincoln Street

Boston, MA 02111

August 8, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Sonia Bednarowski
Nolan McWilliams

Re:	Netcapital Inc.
Registration Statement on Form S-1
Filed July 7, 2023
File No. 333-273158

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Netcapital Inc., a Utah corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 25, 2023 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed on July 7, 2023.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment. We are currently with this letter filing with the Commission Amendment No. 1 to the Registration Statement (the “Amendment”). Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in Amendment.

Form S-1 filed July 7, 2023

Prospectus Summary

Our Business, page 3

1.	Revise this section to disclose the total number of projects funded and the average size of funded projects for each year presented.

RESPONSE:	In response to the Staff’s comment, the Amendment discloses the total number of projects funded and the average size of funded projects for each year presented.

2.	Beginning on page 4, you provide "Case Study" examples of crowdfunding offerings on your platform. Revise this section to provide an explanation for why you included the case studies. Also, revise each one to disclose the revenues generated for Netcapital Funding Portal, or other affiliated firms, from each of the offerings cited. Disclose the total number of offerings where less than the maximum offering amount was raised at the termination of the offering period. Finally, disclose the average size of offerings closed on your platform.

RESPONSE: In response to the Staff’s comment, the requested disclosure has been included in the Amendment. Proposed ATS Partnership, page 38.

3.	We note your disclosure that a beta testing platform was established. To the extent you have any updates on the progress of the platform's beta testing, please include such disclosure.

RESPONSE:	In response to the Staff’s comment, disclosure regarding updates on the beta testing for the platform have been included in the Amendment.

4

We note your disclosure that you intend to launch a secondary trading feature using the Templum ATS. Please include your anticipated steps in developing this platform, including timelines such as when the platform will become available to the public and milestones. In your revised disclosure, please:

• describe how you intend to integrate the Templum ATS with your platform, including how issuers and investors will access the ATS through your platform and the type of transactions that they will be able to conduct;

• disclose the estimated costs, and the sources of funding to integrate the ATS with your platform; and

• discuss here and add risk factors describing integration risks with integrating a third party ATS to your platform and address whether you will be subject to liability base on your platform's users' or the third-party ATS's activities.

RESPONSE:

In response to the Staff’s comment, additional disclosure has been included in the Amendment to: (i) describe how we intend to integrate the Templum ATS with our platform, including how issuers and investors will access the ATS through our platform and the type of transactions that they will be able to conduct; (ii) disclose the estimated costs, and the sources of funding to integrate the ATS with our platform and describing integration risks with integrating a third party ATS to our platform and address whether we will be subject to liability base on our platform's users' or the third-party ATS's activities.

The requested additional risk factor has been included as well.

5

Revise your disclosure to state whether, under its agreement with Templum Markets, Netcapital will generate revenue from sales of securities offered on the ATS. Please provide us with an explanation of how the ATS will operate, which entities are responsible for trade execution, escrow and transfer of purchase prices and fees paid to Templum, Netcapital and the buyer/seller of the securities.

RESPONSE:	In response to the Staff’s comment, additional disclosure has been included in the Amendment regarding whether Netcapital will generate revenue from the sales of securities offered on the ATS as well as an explanation of how the ATS will operate, which entities are responsible for trade execution, escrow and transfer of purchase prices and fees paid to Templum, Netcapital and the buyer/seller of the securities.

6	Revise your disclosure to state whether Netcapital will be able to sell its interest in any portfolio company using the ATS.

RESPONSE:	In response to the Staff’s comment, the disclosure in the Amendment has been revised to disclose the terms on which Netcapital will be able to sell its interest in any portfolio company using the ATS, if at all.

Industry	Tailwinds, page 38
7	Revise your discussion of the 2020 Department of Labor statement on private equity to discuss the 2021 supplement to that statement, detailing expectation for monitoring private equity investments. Discuss whether Netcapital offerings provide sufficient information to facilitate that type of monitoring for offerings of the size you facilitate on your platform.

RESPONSE:	In response to the Staff’s comment, we have removed references to the Department of Labor statement and the private equity discussion in the Amendment.

8	Revise your discussion of private equity investments to state whether you believe that either the Labor Department Statement and the Boston Consulting Group evaluation of private equity evaluated investments in crowdfunding offerings. Alternatively, please revise this section to explain why you believe that evaluations of private equity investments are meaningful in evaluating the market for your crowd funding platform services.

RESPONSE:	In response to the Staff’s comment, we have removed the discussion of private equity and the Boston Consulting Group disclosure in the Amendment.

Investment Portfolio, page 38

9	We note your disclosure regarding the potential value creation driven by your portfolio companies. Please balance your disclosure with equally prominent disclosure of the risks and disadvantages of your portfolio companies on your potential value, including those risks and disadvantages that may be material to investors. Also, revise this section to discuss how Netcapital can monetize its investments in the portfolio companies, and any dividends or sales proceeds that Netcapital has realized from its investments to date.

RESPONSE:	In response to the Staff’s comment, we have revised the Amendment to include the requested disclosure.

Exhibits

10	We note your reference to the partnership agreement with Templum Markets LLC entered into in January 2023. Please file it as an exhibit to your registration statement and describe its material terms.

RESPONSE:	We respectfully advise the Staff that the agreement setting forth our relationship with Templum was filed as Exhibit 10.12 to the Registration Statement—titled “Software License and Services Agreement between Templum Inc. and Netcapital Systems LLC.” We have removed references to “partnership” regarding our relationship with Templum in the Amendment.

Sincerely,

Netcapital Inc.

By: /s/ Martin Kay
By: Martin Kay, Chief Executive Officer